UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 32)1

PulteGroup, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

745867101

(CUSIP Number)

Mark T. Pulte

William J. Pulte Trust

41 South East 5th Street

Boca Raton, Florida 33432

(561) 272-6852

with a copy to:

Steve Wolosky, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 20, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 745867101

1	NAME OF REPORTING PERSON

William J. Pulte Trust dtd 01/26/1990, as amended
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,600,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,600,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 745867101

1	NAME OF REPORTING PERSON

Karen J. Pulte
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		65,873
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,600,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

65,873
	10	SHARED DISPOSITIVE POWER

5,600,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,665,873
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP No. 745867101

1	NAME OF REPORTING PERSON

Mark T. Pulte
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,470,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,600,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,470,500
	10	SHARED DISPOSITIVE POWER

5,600,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,070,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. 745867101

The following constitutes Amendment No. 32 to the Schedule 13D filed by the undersigned (“Amendment No. 32”). This Amendment No. 32 amends the Schedule 13D as specifically set forth herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)       The aggregate percentage of Common Shares reported owned by each person named herein is based upon 270,999,901 Common Shares outstanding as of October 17, 2019, which is the total number of Common Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 22, 2019.

As of the close of business on January 28, 2020, 5,600,000 Common Shares were held in the Pulte Trust, Karen J. Pulte directly owned 65,873 Common Shares and Mark T. Pulte directly owned 1,470,500 Common Shares, constituting approximately 2.1%, less than 1% and less than 1%, respectively, of the Common Shares outstanding.

Karen J. Pulte, as a Co-Trustee of the Pulte Trust, may be deemed to beneficially own the 5,600,000 Common Shares beneficially owned by the Pulte Trust, which, together with the 65,873 Common Shares she directly owns, constitutes approximately 2.1% of the Common Shares outstanding.

Mark T. Pulte, as a Co-Trustee of the Pulte Trust, may be deemed to beneficially own the 5,600,000 Common Shares beneficially owned by the Pulte Trust, which, together with the 1,470,500 Common Shares he directly owns, constitutes approximately 2.6% of the Common Shares outstanding.

(b)       Each of the Pulte Trust, Karen J. Pulte and Mark T. Pulte share the power to vote or direct the vote of the Common Shares held in the Pulte Trust. The Pulte Trust, Karen J. Pulte and Mark T. Pulte share the power to dispose or direct the disposition of the Common Shares held in the Pulte Trust.

Karen J. Pulte has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Shares she directly owns.

Mark T. Pulte has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Shares he directly owns.

(c)       Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons since the filing of Amendment No. 31 to the Schedule 13D. All of such transactions were effected in the open market.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       As of September 4, 2019 the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

5

CUSIP No. 745867101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2020

WILLIAM J. PULTE TRUST DTD 01/26/90, AS AMENDED

By:	/s/ Karen J. Pulte
	Name:	Karen J. Pulte
	Title:	Co-Trustee

By:	/s/ Mark T. Pulte
	Name:	Mark T. Pulte
	Title:	Co-Trustee

/s/ Karen J. Pulte
KAREN J. PULTE

/s/ Mark T. Pulte
MARK T. PULTE

6

CUSIP No. 745867101

SCHEDULE A

Transactions in Securities of the Issuer Since the Filing of Amendment No. 31 to the Schedule 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

William J. Pulte Trust

Sale of Common Stock	3,825	33.5000	08/27/2019
Sale of Common Stock	250,000	33.3621	08/27/2019
Sale of Common Stock	357,204	33.5701	08/29/2019
Sale of Common Stock	204,305	34.0224	09/03/2019
Sale of Common Stock	137,488	34.5150	09/04/2019
Sale of Common Stock	250,000	34.3286	09/04/2019
Sale of Common Stock	31,878	34.1699	09/04/2019
Sale of Common Stock	107,614	34.5251	09/05/2019
Sale of Common Stock	93,345	34.7541	09/06/2019
Sale of Common Stock	4,898	34.5085	09/06/2019
Sale of Common Stock	156,655	34.8452	09/09/2019
Sale of Common Stock	102,819	34.2512	09/10/2019
Sale of Common Stock	200,000	34.6783	09/11/2019
Sale of Common Stock	93,812	34.7520	09/11/2019
Sale of Common Stock	97,181	34.5158	09/11/2019
Sale of Common Stock	87,734	35.2558	09/12/2019
Sale of Common Stock	6,188	34.9177	09/12/2019
Sale of Common Stock	250,000	35.1054	09/12/2019
Sale of Common Stock	162,266	35.2691	09/13/2019
Sale of Common Stock	202,637	35.5446	09/17/2019
Sale of Common Stock	47,363	35.5002	09/19/2019
Sale of Common Stock	36,200	35.7500	09/20/2019
Sale of Common Stock	155,216	35.7724	09/23/2019
Sale of Common Stock	58,584	36.0195	09/24/2019
Sale of Common Stock	105,625	38.2753	10/17/2019
Sale of Common Stock	250,000	38.4708	10/17/2019
Sale of Common Stock	144,375	38.2624	10/18/2019
Sale of Common Stock	68,511	38.6885	10/21/2019
Sale of Common Stock	250,000	38.5172	10/21/2019
Sale of Common Stock	250,000	39.3429	10/22/2019
Sale of Common Stock	101,608	39.5009	10/22/2019
Sale of Common Stock	250,000	39.3567	10/22/2019
Sale of Common Stock	250,000	39.1569	10/22/2019
Sale of Common Stock	181,489	38.6527	10/22/2019
Sale of Common Stock	148,392	39.5430	10/23/2019

CUSIP No. 745867101

Sale of Common Stock	250,000	41.0066	10/24/2019
Sale of Common Stock	160,459	41.5148	01/15/2020
Sale of Common Stock	89,541	41.5546	01/16/2020
Sale of Common Stock	93,040	43.0405	01/22/2020
Sale of Common Stock	86,454	44.0634	01/23/2020
Sale of Common Stock	250,000	43.5873	01/23/2020
Sale of Common Stock	156,960	43.2615	01/23/2020
Sale of Common Stock	19,780	44.2500	01/24/2020
Sale of Common Stock	163,546	44.1211	01/24/2020
Sale of Common Stock	230,220	44.2755	01/27/2020
Sale of Common Stock	200,000	46.5569	01/28/2020
Sale of Common Stock	200,000	46.2995	01/28/2020
Sale of Common Stock	250,000	46.0128	01/28/2020
Sale of Common Stock	250,000	45.2413	01/28/2020

Karen J. Pulte

Sale of Common Stock	25,000	44.0155	01/23/2020
Sale of Common Stock	9,127	47.2595	01/28/2020